UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Chijet Motor Company, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4465R 103

(CUSIP Number)

June 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4465R 103

1.	Names of Reporting Persons HONGKONG GUOTAI INTERNATIONAL HOLDINGS CO., LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 15,335,198 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,335,198 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,335,198 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.54% (1)(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Consists of 15,335,198 ordinary shares, $0.0001 par value per share (“Ordinary Shares”) of Chijet Motor Company, Inc. held by HONGKONG GUOTAI INTERNATIONAL HOLDINGS CO., LIMITED (“HK GuoTai”), a Reporting Person. Xia Yu is the director of HK GuoTai and as such, may be deemed to be the beneficial owner of the securities held by HK GuoTai.

(2) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

Item 1(a).	Name of Issuer

Chijet Motor Company, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006, People’s Republic of China.

Item 2(a).	Names of Persons Filing

HONGKONG GUOTAI INTERNATIONAL HOLDINGS CO., LIMITED  (“HK GuoTai” or the “Reporting Person”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Unit 1002, 10/F, Perfect Commercial Building, 20 Austin Avenue, Tsim Sha Tsui, Kowloon, Hong Kong .

Item 2(c).	Citizenship

The Reporting Person is a limited liability company formed in Hong Kong.

Item 2(d).	Title of Class of Securities

Ordinary shares, $0.0001 par value per share (“Ordinary Shares”) of the Issuer.

Item 2(e).	CUSIP Number

G4465R 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) Investment company registered under Section 8 of the Investment Company Act.
☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date of filing, the Reporting Persons may be deemed to beneficially own 15,335,198 of the Issuer’s Ordinary Shares, representing 9.54% of the Issuer’s total number of Ordinary Shares issued and outstanding. The percentage of ordinary shares held by the Reporting Person is based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023. Xia Yu is the director of HK GuoTai and as such, may be deemed to be the beneficial owner of the securities held by HK GuoTai.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

HONGKONG GUOTAI INTERNATIONAL HOLDINGS CO., LIMITED

By:	/s/ Xia Yu
Name:	Xia Yu
Title:	Director